EXHIBIT 15.1

To the Board of Directors and Shareholders of

Prime Skyline Limited

LETTER IN LIEU OF CONSENT FOR REVIEW REPORT

We have reviewed, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the unaudited interim condensed consolidated financial statements of Prime Skyline Limited and its subsidiaries for the six-month periods ended June 30, 2021 and 2022, as indicated in our report dated November 9, 2022, except for Note 19 for which the date is March 16, 2023; because we did not perform an audit, we expressed no opinion on that information.

We also are aware that the aforementioned report, pursuant to Rule 436(c) under the Securities Act of 1933, is not considered a part of the Registration Statement prepared or certified by an accountant or a report prepared or certified by an accountant within the meaning of Sections 7 and 11 of that Act.

San Mateo, California	WWC, P.C.
March 30, 2023	Certified Public Accountants
PCAOB ID No. 1171